Exhibit C

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States other than Mr. Christian Lucas who is a citizen of France. Also set forth below is the number of shares of Common Stock beneficially owned by such persons as of the date hereof.

Name	Principal Occupation	Principal Business Address	# of shares of Vacasa, Inc. beneficially owned
Egon Durban	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	0
Kenneth Hao	Chairman and Managing Member of Silver Lake Group, L.L.C.	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	0
Christian Lucas	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	2, rue Edward Steichen; L-2540 Luxembourg	0
Gregory Mondre	Co-CEO and Managing Member of Silver Lake Group, L.L.C.	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	0
Joseph Osnoss	Managing Partner and Managing Member of Silver Lake Group, L.L.C.	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	0